

Mail Stop 3030

February 2, 2017

Via E-mail
Rajesh Kalathur
Senior Vice President and Chief Financial Officer
Deere & Company
One John Deere Place
Moline, Illinois 61265

> **Re: Deere & Company**
> **Form 10-K for the Fiscal Year Ended October 31, 2016**
> **Filed December 19, 2016**
> **File No. 1-04121**

Dear Mr. Kalathur:

We have reviewed your filing and have the following comment. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2016

Item 8. Financial Statements

Note 1. Organization and Consolidation, Fiscal Year, page 37

1.   We note that although your fiscal year ends on the last Sunday in the reporting period, you present consolidated financial statements as of and for the periods ended October 31, 2016, 2015 and 2014 for ease of presentation. Please revise future filings to present your financial statements as of the actual fiscal year-end and to similarly reflect the actual dates where applicable throughout the 10-K.

Rajesh Kalathur
Deere & Company
February 2, 2017
Page 2

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michael Fay at (202) 551-3812 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Geoffrey Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery